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                                            Filed By Elantec Semiconductor, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                               And deemed filed pursuant to Rule 14a-6 under the
                                                 Securities Exchange Act of 1934

                                    Subject Company: Elantec Semiconductor, Inc.
                                                   Commission File No. 000-26690

Elantec Semiconductor, Inc. has sent a letter to its customers regarding Elantec's acquisition by Intersil Corporation, the form of which is attached hereto as Exhibit A.

Cautionary note regarding forward-looking statements

This communication contains forward-looking statements as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are based upon Elantec Semiconductor, Inc.'s ("Elantec") management's current expectations, estimates, beliefs, assumptions, and projections about Elantec's and Intersil Corporation's ("Intersil") business and industry. Words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "potential," "continue," and variations of these words (or negatives of these words) or similar expressions, are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, our actual results and Intersil's could differ materially and adversely from those expressed in any forward-looking statements as a result of various risk factors. Important risk factors that may cause such material differences for Elantec and Intersil, include, but are not limited to: the recent economic slowdown in the technology sector; the rate at which consumers adopt small handheld Internet appliances and portable computing devices in enterprises and in homes; the rate at which consumers purchase notebook computers; the rate at which present and future customers and end-users adopt Intersil's wireless access, communications analog, and other analog technologies and products; the timing, rescheduling or cancellation of significant customer orders; the ability of our customers to manage inventory; the loss of a key customer; the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of our products; silicon wafer pricing and the availability and quality of our foundry capacity and raw materials; availability, pricing, and quality of third party foundry and assembly and test capacity and raw materials; fluctuations in the manufacturing yields of our third party foundries and assembly and test facilities, and other problems or delays in the fabrication, assembly, testing or delivery of our products; the risks of producing products with new suppliers and at new fabrication and assembly and test facilities; problems or delays that we may face in shifting our products to smaller geometry process technologies; the effectiveness of our expense and product cost control and reduction efforts; the risks inherent in acquisitions, including Elantec's acquisition by Intersil




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(including integration issues; costs and unanticipated expenditures; changing relationships with customers, suppliers, and strategic partners; potential contractual, employment, and intellectual property issues; risks of not securing regulatory approvals; accounting treatment and charges; and the risks that the acquisition cannot be completed successfully, or that the anticipated benefits of the acquisition are not realized); intellectual property disputes, customer indemnification claims, and other litigation risks; our ability to develop, market, and transition to volume production new products and technologies in a timely manner, as well as other risk factors. The joint proxy statement/prospectus related to Elantec's merger with Intersil, its annual report on Form 10-K and other Elantec filings with the U.S. Securities and Exchange Commission ("SEC") (which you may obtain for free at the SEC's web site at www.sec.gov) discuss some of the important risk factors that may affect our business, results of operations, and financial condition. These forward-looking statements are made only as of the date of this communication and Elantec undertakes no obligation to update or revise these forward-looking statements.

Additional information and where you can find it

In connection with their proposed merger, Intersil and Elantec have filed a joint proxy statement/prospectus with the SEC and have mailed the joint proxy statement/prospectus to their stockholders. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Intersil and Elantec at the SEC's Web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from Elantec or from Intersil by directing such request to Elantec Semiconductor, Inc., Attention: Corporate Secretary, 675 Trade Zone Boulevard, Milpitas, California 95035, telephone: (408) 945-1323 ext. 507 or to Intersil Corporation, General Counsel, 7585 Irvine Center Drive, Suite 100, Irvine, CA 92618, telephone: (949) 341-7062.

Elantec and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Intersil and Elantec with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Elantec's Annual Report on Form 10-K for fiscal year 2001, filed with the Securities and Exchange Commission on December 26, 2001, and a description of any interests that they have in the merger is available in the joint proxy statement/prospectus filed by Intersil and Elantec.

For further information please contact:
Elantec Semiconductor, Inc. (408) 945-1323

Brian McDonald                              Debbie Ceraolo-Johnson
Chief Financial Officer                     Investor Relations
bmcdonald@elantec.com                       dceraolo@elantec.com

Elantec is a trademark of Elantec Semiconductor, Inc.



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                                                                   EXHIBIT A

Dear Valued Customer,

As you are probably aware, Elantec Semiconductor entered into a Definitive Agreement to be acquired by Intersil Corporation on March 10 and our plan was to complete the acquisition by the end of the second quarter of 2002. I am pleased to report that we have now obtained regulatory approval to complete the acquisition and now await shareholder approval by both companies on May 14, 2002.

We are hopeful that we can obtain shareholder approval in mid-May and become one company, Intersil Corporation. We're enthusiastic about bringing together two leaders in some of the fastest growing segments of the entire semiconductor industry: wireless networking, power management, optical storage (CD read/write and DVD recordable) and flat panel displays. We will continue our strong activities in our DSL, high-speed op amp, and video products businesses as well. In the meantime, we want to ensure that we continue to meet your needs and ultimately the needs of your customers by continuing to provide outstanding service and support.

I have asked the Elantec team to continue to focus on the needs of customers as we work through the transition plan. After all, it was through you that we helped created a great company and only with your support that we can achieve an even brighter future.

I want to assure you that as we await approval we will continue to support you in a business-as-usual fashion and continue to meet your needs. If the acquisition is approved, we will provide as much detail about our plans for the combined company as soon as we possibly can.

We believe that the combination of Intersil and Elantec will allow us to become a more powerful and strategic supplier of analog and wireless products, enhancing our value proposition to many of you. After all, there is very little overlap in our product portfolios and we share a system-level approach that has helped us establish leadership positions in our target markets.

As we announced on March 10th, I will be stepping into my new role as Intersil's President and CEO once we become one company. Intersil's current President and CEO Greg Williams will become Intersil's Executive Chairman of the Board, providing corporate, wireless and analog strategy for the company. We are both eager to start our new roles as we drive Intersil to world-class levels of performance.

Please feel free to contact either Greg or myself, any member of the Elantec management team, or your Elantec account manager if you have any questions or concerns.

Best regards,

Rich Beyer,
President and CEO
Elantec Semiconductor